EF Hutton,

Division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

January 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	American Rebel Holdings, Inc.
Registration Statement on Form S-1, as amended
Initially Filed November 1, 2021
File No. 333-260646

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 18, 2022, in which we, as representative of the underwriters, requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 5:00 p.m., Eastern Time, on Thursday, January 20, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

EF Hutton, Division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal